MINING LEASE (RRC Unpatented Mining Claims)

THIS MINING LEASE ("Agreement"), dated effective as of August 22, 2011 ("Effective Date"), by and between CENTERRA (U.S.) INC. a Nevada corporation, whose address is 5450 Riggins Court, Suite 6, Reno, Nevada 89502 ("Lessor"), and SAGEBRUSH GOLD LTD., a Nevada corporation, and its wholly owned subsidiary ARTTOR GOLD LLC., a Nevada limited liability company, both, for the purposes of this Agreement, with an address of 1640 TERRACE WAY WALNUT CREEK, CA 94597 (collectively "Lessee").

RECITALS

A Lessor owns the undivided interest in those certain twenty-four (24) RRC unpatented lode mining claims located in Lander County, Nevada, which unpatented mining claims are more particularly described on Exhibit A attached hereto and by this reference made a part hereof (the "Mining Property").

B. Lessor desires to lease the Mining Property to Lessee for the purposes of Lessee's exploring, developing and mining the Mining Property and for all other purposes incident thereto, including without limitation, reclamation and mine closure purposes.

C. Lessee desires to lease the Mining Property for such purposes under the terms and conditions of this Agreement.

AGREEMENT

In consideration of an initial advance minimum royalty payment of TEN THOUSAND ($10,000) DOLLARS (the "Initial Payment"), made to Lessor upon execution of this Agreement, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and of the promises and covenants contained in this Agreement, Lessor and Lessee agree as follows:

1. GRANT OF LEASE

(a) Lessor leases the Mining Property exclusively to Lessee and Lessee leases and takes the Mining Property from Lessor on the terms set forth in this Agreement.

2. TERM

(a) The term of this Agreement shall commence on the Effective Date set forth above and shall continue for a primary term of ten (10) years unless sooner terminated, forfeited or surrendered, and for so long thereafter as Lessee may extend this Agreement as provided in Section 2(b) below.

(b) Lessee, by giving Lessor written notice of extension on or before the end of the primary term, and provided that the Agreement is in good standing at such time of the notice of extension and/or at the applicable extension time, may extend this Agreement (i) for a

second ten (10) year term, and (ii) thereafter for so long as exploration, development or mining is then being conducted in connection with the Mining Property.

3. USE OF MINING PROPERTY

Lessor grants to Lessee the following rights during the term of this Agreement (the exercise of which are "Operations"):

(a) the exclusive right to occupy the Mining Property, and to explore, prospect, develop, mine and extract, whether by underground, surface, solution mining or other methods, any and all metals, ores, minerals, mineral substances and materials of all kinds in, under, upon and that may be produced from the Mining Property, including all dump ores, concentrates and precipitates (which, collectively, are hereinafter referred to as "Products") and to store, stockpile, remove, ship, treat, process, sell and dispose of Products;

(b) the exclusive right to carry on general mining, milling and/or refining operations pertaining to the Mining Property or to other property owned or controlled by Lessee on the surface of, or through underground or surface mining operations on, the Mining Property or on other property owned or controlled by Lessee;

(c) the exclusive right to construct, use and maintain in or upon the Mining Property and the surface thereof such structures, mining machinery, equipment, tools, ore bins, roads, shafts, inclines, tunnels, drifts, open pits, leach pads, tailings ponds, dumps, pipelines, telephone lines, electric transmission lines, water storage and transmission facilities and pipelines, concentrating, milling or refining facilities, buildings, shops and other facilities as Lessee may deem necessary for Operations;

(d) the exclusive right to use all existing facilities, improvements, fixtures, personal property, machinery, tools, and other materials of any kind or description located on or appurtenant to the Mining Property;

(e) the right to use all easements, rights-of-way and means of access for ingress and egress to, from, across and through the Mining Property;

(f) the exclusive right to use any surface and underground water and water rights now existing or subsequently discovered or developed in or upon or appurtenant to the Mining Property and to use all reciprocal rights which the Mining Property may have with respect to other properties in the area;

(g) the right to commingle Products produced from the Mining Property with Products produced from other properties not subject to this Agreement; and

(h) the right to do all other things which are incidental to or which may be useful, desirable or convenient in Lessee's exercise of any or all of the rights granted to Lessee in this Agreement.

4. POSSESSION AND INSPECTION OF MINING PROPERTY

(a) Lessor agrees that Lessee, its employees and agents, may enter upon and take immediate possession of the Mining Property and have the exclusive and quiet possession thereof during the term of this Agreement. Lessor, its employees, agents and representatives shall have the right to enter upon the Mining Property for the purpose of inspecting the same upon providing prior written notice to Lessee. Upon receipt of such notice, Lessee shall designate a time or times not later than 14 days after receipt of such notice during which Lessor and its employees, agents and representatives may enter the Mining Property during normal business hours for the purpose of inspecting the same. In the exercise of the rights granted to Lessor pursuant to this Section 4(a), Lessor and its employees, agents and representatives shall not interfere with or obstruct the Operations of Lessee on the Mining Property.

(b) Entry by Lessor and their agents and representatives upon the Mining Property shall be at their own risk and expense. Lessor agrees to indemnify and save Lessee, its affiliates and direct and indirect parent corporations and their respective directors, partners, officers, employees, agents, and corporate affiliates harmless from any and all loss or damage of any nature or kind whatsoever in any way resulting from the entry of, presence on, or activities of Lessor and their agents and representatives while on the Mining Property, including, without limiting the generality of the foregoing, bodily injury or death at any time resulting therefrom and damage to property sustained by any person or persons, unless in all cases, such loss or damage is due to the gross negligence or willful misconduct of the Lessee, its employees, agents or representatives.

5. ADVANCE MINIMUM ROYALTY (AMR) PAYMENTS

(a) Initial Payments. The Initial Payment made to Lessor upon execution of this Agreement satisfies the advance minimum royalty (AMR) payment obligation for the first year of the Agreement. In addition to the Initial Payment, Lessee shall upon execution hereof, pay to Lessor an additional THREE THOUSAND-SIX HUNDRED and SIXTEEN ($3,616.00) dollars as reimbursement for current year claim maintenance fees and filings that will be paid by Lessor pursuant to Section 9(a)(iv) below, which reimbursed amount shall not be considered as an AMR payment, and such amount shall not be recoupable out of production royalties defined in Section 6 below.

(b) Annual Payments. Subject to Lessee's right to terminate this Agreement, pursuant to Section 15 hereof, Lessee, in order to maintain this Agreement in effect, shall pay to Lessor subsequent AMR payments on the anniversary(s) of the Effective Date of this Lease, commencing on the first anniversary, as follows:

Payment	Due Date
$12,000	On or before 1st anniversary date
$15,000	on or before each of the 2nd and 3rd anniversary dates
$20,000	on or before each of the 4th and 5th anniversary dates
$25,000	on or before each of the 6th and 7th anniversary dates
$30,000	on or before each of the 8th and 9th anniversary dates

$40,000 on or before the 10th anniversary date, and subsequent anniversaries, so long thereafter as this Agreement shall remain in effect.

Starting with the AMR payment due on the 11th anniversary of the Effective Date, and annually thereafter, so long as this Agreement remains in effect, the AMR payment shall be increased, but not decreased, and for each subsequent year, by multiplying $40,000 by the ratio of the annual Bureau of Labor Statistics Consumer Price Index – All Urban Consumers (CPI-U) last published before the relevant anniversary date divided by the annual CPI-U last published before the Effective Date. The foregoing ratio shall be calculated on data with base year 1982-84 = 100 until the Bureau of Labor Statistics publishes data with a new base period.

All AMR payments made to Lessor shall be accumulated and be credited against and be subject to recoupment out of Production Royalties defined in Section 6, provided however, that Lessor shall never receive less than the amount of the AMR payment specified in this Section 5 for any given Agreement year. For greater certainty, AMR payments are only recoupable as a credit against Production Royalties that may become payable pursuant to this Agreement. Any amount of AMR payments not so recouped shall not be refundable or reimbursable to Lessee.

6. PRODUCTION ROYALTY ON MINING PROPERTY

During the term of this Agreement, Lessor reserves, and Lessee agrees to pay to Lessor a production royalty ("Production Royalty") equal to FOUR (4%) percent of Net Smelter Returns for all Products extracted, produced and sold from the Mining Property after recoupment of AMR payments previously made to Lessor pursuant to Section 5 above. Such Production Royalty shall be paid as defined and in the manner set forth by Exhibit B attached hereto and by this reference made a part hereof.

No Production Royalty shall payable on rock, dirt, limestone or similar materials used by Lessee in its Operations.

7. ROYALTY BUY-DOWN OPTION

So long as the Lessee has maintained this Agreement in good standing, Lessee shall have the elective right and option (Option) to buy-down up to FIFTY (50%) percent (for clarity up to a total of TWO (2) percentage points) of the Production Royalty defined in Section 6 above, subject to the following terms and conditions:

(a) Lessee may buy-down ONE (1) percentage point by making a cash payment of ONE-AND-ONE-HALF MILLION ($1,500,000) dollars to Lessor on or before completion of a positive feasibility study.

(b) Lessee may buy-down ONE (1) percentage point by making a cash payment of TWO-AND-ONE-HALF MILLION ($2,500,000) dollars to Lessor on or before achievement of commercial production. For the purposes herein, commercial production means the first day of the first ninety-day period throughout which the mill operates consistently at 60% of capacity. Where a mine does not have its own mill, the date of commercial production is considered to be when the mine begins to produce ore in reasonable commercial quantities.

In the event that Lessee exercises its Option as to one or both of its elective rights pursuant to this Section 7, the parties shall execute an amendment to the Agreement that shall reflect the reduced Production Royalty percentage. For example if both options pursuant to 7(a) and 7(b) are exercised, Section 6 of the Agreement would be amended to reflect a reduced Production Royalty of TWO (2%) percent.

8. WORK COMMITMENT

Subject to Lessee's right to terminate this Agreement pursuant to Section 15 hereof, Lessee, in order to maintain this Agreement in good standing, shall incur costs for the purposes of exploring, evaluating and developing the Mining Property ("Qualified Expenditures") in the following minimum amounts on or before each anniversary date of the Effective Date ("Work Commitment"):

- $100,000 annually on or before each of the 1st through 5th anniversary dates
- $150,000 annually on or before each of the 6th through 10th anniversary dates
- $200,000 on or before the 11th anniversary date, and on or before each anniversary date thereafter.

Any amount(s) expended by Lessee in excess of the amount required by a particular date shall be credited against the Work Commitment requirement for the subsequent year(s).

Lessee may make in-lieu-of cash payment(s) to Lessor in order to fulfill any shortfall in completing Work Commitments.

As used herein, Qualified Expenditures shall mean all costs and expenses incurred or accrued on or for the benefit of the Mining Property for the exploration, evaluation or development of the Mining Property, including, without limitation, all costs for salaries and wages and benefits for employees of Lessee and its contractors for the time devoted directly to such activities, including surveying, exploring, prospecting, drilling, geological, geophysical and geochemical testing, sampling, trenching, mapping, assaying, metallurgical testing, pilot plant operation, analyzing environmental conditions at the Mining Property, obtaining governmental permits and approvals, and preparing reports, studies and analyses of the potential for development of the Mining Property, pre-stripping and stripping, claim maintenance costs, and costs incurred or accrued in connection with the preparation of feasibility studies and environmental assessments and reclamation. AMR payments are not Qualified Expenditures. Lessee shall not be allowed to charge any administrative or overhead charges as Qualified Expenditures.

Within forty-five (45) days after each anniversary of the Effective Date, Lessee shall provide Lessor with an expenditure statement, sufficiently detailed, complete with supporting documentation, to confirm to Lessor's satisfaction that the Work Commitment for such applicable time period has been fulfilled.

Within sixty (60) days after each anniversary of the Effective Date, Lessee shall provide Lessor with a reasonably detailed written report of all Operations conducted on or for the benefit of the Mining Property during the preceding twelve month period; and Lessee shall make available for

inspection and copying by Lessor all factual data, studies and analyses concerning the Mining Property, and make all core and other samples available for inspection by Lessor.

9. REPRESENTATIONS AND COVENANTS BY LESSOR

(a) Lessor, represents and warrants to Lessee that, subject to the paramount title of the United States, that: (i) Lessor is the sole owner of the Mining Property and holds good record title to the Mining Property free and clear of all liens, encumbrances, leases, royalties or leases of any kind; (ii) all of the mining claims comprising the Mining Property were properly located and monumented, and all filings and recordings necessary to locate such claims have been timely and properly recorded in Lander County, Nevada and filed with the Nevada State Office of the Bureau of Land Management; (iii) all recording and service charges and location and claim maintenance fees have been paid to maintain the mining claims through the assessment year ending September 1, 2011; (iv) Lessor shall pay federal claim maintenance fees that are due on or before September 1, 2011, and make the necessary filing/payment with Lander County that is due on or before November 1, 2011, in order to maintain the mining claims through the assessment year ending September 1, 2012; and (v) Lessor has no knowledge of any adverse environmental conditions, hazardous wastes, or reclamation obligations currently affecting the Mining Property.

(b) Lessor retains all responsibility for past Operations conducted by Lessor on the Mining Property and all environmental conditions caused by Lessor that presently exist on the Mining Property, except to the extent such operations or conditions are affected by Lessee's exploration or development activities or Operations on the Mining Property that exceed "casual use" as defined by the Bureau of Land Management at 43 CFR § 3809.0-5(b). To the extent Lessee's Operations on the Mining Property exceed casual use, Lessee shall assume all responsibility for environmental conditions on those portions of the Mining Property where the casual use limitation has been exceeded.

10. REPRESENTATIONS AND COVENANTS BY LESSEE; INSURANCE; INDEMNIFICATION;

(a) Lessee represents to Lessor that all Operations performed by Lessee and its employees, contractors and agents with respect to the Mining Property during the term of this Agreement shall be done in accordance with good mining practice. Lessee shall comply with all applicable laws and regulations, including environmental laws. Lessee shall reclaim all disturbance created by Lessee on the Mining Property to a condition consistent with regulatory standards and with permitting stipulations and requirements. Subject to the provisions of this Agreement, Lessee assumes responsibility for the work done by it on the Mining Property and specifically shall indemnify, defend and hold harmless Lessor for and on account of claims, demands or liabilities arising out of or in connection with Operations hereunder, except as provided in Sections 4 and 9 unless such loss or damage contemplated in Section 4 of this Agreement is due to the gross negligence or willful misconduct of Lessee, its employees, agents, or representatives. The provisions of this Section 10 shall survive termination or expiration of this Agreement.

(b) Lessee shall carry at all times during the term of this Agreement the following minimum insurance coverages:

(i) Workers compensation insurance as required by law;

(ii) Employer's liability insurance with minimum limits of one million dollars ($1,000,000) for all personal injuries or death resulting from any accident or occupational disease;

(iii) Commercial General Liability and/or Umbrella Liability insurance with a limits of not less than five million dollars ($5,000,000) each occurrence covering bodily injury to or death of persons and/or loss of or damage to property; and

(iv) Automobile liability insurance, covering all owned, non-owned and hired vehicles in the amount of not less than one million dollars ($1,000,000) per each occurrence.

Policies providing coverage under this Agreement shall not be subject to cancellation or material change, except on 30 days advance written notice to Lessor. Lessor shall be named as an additional insured on the Commercial General liability policies and/or the Umbrella Liability insurance policy providing coverage under this Agreement.

(c) Lessee represents that it shall pay for all labor performed upon or material furnished to the Mining Property at the request of Lessee, its employees, contractors and agents and shall keep the Mining Property free and clear from any and all liens of mechanics or materialmen in connection with services performed and material supplied at Lessee's request; provided, however, that Lessee shall have the right to leave any such lien in place while it proceeds in good faith to contest the validity of any lien, claim or liability.

11. <u>CLAIM MAINTENANCE FEES; ASSESSMENT WORK; AMENDMENTS AND RELOCATIONS</u>

(a) While this Agreement is in effect, except as provided in Section 9(a)(iv) above, Lessee agrees to make the mining claim maintenance fee payments required by federal law, or if it becomes necessary, to conduct assessment work, with respect to the mining claims, and to file and record such notices or affidavits as are necessary to maintain said mining claims. Lessee shall provide Lessor with documentation of the payment and satisfaction of any such obligation forty-five (45) days in advance of any obligation due date. If Lessor has not received the documentation required under this Section 11(a) within the prescribed time, Lessor may, but has no obligation to, satisfy such obligation(s), and Lessee shall promptly reimburse Lessor for the amount of any payment(s) made or work done by Lessor and any related costs plus fifteen percent (15%) of those payments and costs. If this Agreement is terminated by Lessee after July 1 of any year, Lessee shall be responsible for the satisfaction of any such obligation due in that calendar year.

(b) If federal assessment work requirements are reinstated, or independent state assessment work requirements are imposed, at any time during the term of this Agreement,

Lessee shall endeavor, in good faith, to perform or cause to be performed such assessment work as required by law in order to maintain the unpatented mining claims. With respect to such work, Lessee shall during the term of this Agreement record or file with Lander County, Nevada and the Nevada State Office of the Bureau of Land Management copies of assessment affidavits or notices as may then be required by law within the time prescribed for such recording or filing. Lessee shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration, and continued actual occupancy of each claim shall not be required. Lessee shall not be liable on account of a holding by any court or governmental agency that work actually performed does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims provided that Lessee performed the work in good faith, and in conformance with standard or acceptable industry practice. At the request of Lessor at any time after July 1 of each assessment year, Lessee shall provide evidence to Lessor that Lessee has completed or will complete the assessment work, if required, for that assessment year by the end of the assessment year.

(c) During the term of this Agreement, Lessee may, as agent for the benefit of Lessor: (i) amend or relocate any unpatented mining claim included within the Mining Property, (ii) locate any fractions resulting from such amendment or relocation, and (iii) apply for mining patents or mining leases or other forms of mineral tenure for any such unpatented mining claims.

(d) Lessee will provide to Lessor photocopies of all documents filed or recorded by Lessee with respect to this Section 11.

12. <u>MINING LAW REVISION</u>

The parties recognize that legislation to amend the mining laws of the United States or the State of Nevada may be enacted during the term of this Agreement and that any such legislation, if enacted, might contain provisions affecting owners or holders of existing mining claims, including but not limited to provisions (i) permitting or requiring conversion of existing unpatented claims to a new type of mining claim or interest, (ii) permitting or requiring owners or holders of existing mining claims to comply with some or all of the requirements of such amended mining laws, or (iii) permitting or requiring owners or holders of existing mining claims to commence patent proceedings within a specified period of time. For all purposes of this Agreement, Lessor grants to Lessee all such rights related to the Mining Property, whether contained in federal legislation, regulations promulgated thereunder, or similar state laws or regulations. Lessee may exercise, as agent for the benefit of Lessor, such rights as to any, all or none of the mining claims included in the Mining Property, at any time and from time to time, in Lessee's reasonable discretion. Lessor shall cooperate in Lessee's exercise of such rights, including without limitation by executing required forms or documents, participating in any action or proceeding relating to such rights or allowing any such action or proceeding to be taken or prosecuted in Lessor's name.

13. <u>TAXES AND ASSESSMENTS</u>

(a) Lessee shall pay when due all taxes assessed against its personal property and improvements placed upon the Mining Property, or any part thereof, accruing after the

Effective Date. Lessor shall pay when due all real property taxes, if any, assessed against the Mining Property. Lessor shall provide Lessee with sufficient documentation that such real property taxes were timely paid, and Lessee shall reimburse Lessor for real property taxes paid by Lessor. Neither party shall be responsible for taxes levied or assessed against the other based upon production or income from the Mining Property. Lessee shall at all times have the right, at its option, to contest in the courts or otherwise, either in its own name or in the name of Lessor, the validity or amount of any such taxes or assessments, or to take such other steps or proceedings as Lessee may deem necessary to secure a cancellation, reduction, readjustment or equalization thereof, before Lessee shall be required to pay the same.

(b) Lessee shall have the right, at its option, to pay and discharge any unpaid rentals, royalties, liens or encumbrances against the Mining Property or any interest therein, whether such exist now or hereafter, whether such unpaid rental, royalty, lien or encumbrance arises out of an obligation of Lessor or otherwise, whether in existence on the date of this Agreement or not, and Lessee shall have the right, at its option, to redeem the Mining Property from any foreclosure, judicial, sheriff's or tax sale caused by failure of Lessor or their predecessors to pay any indebtedness secured by liens or encumbrances against the Mining Property. Any such payments made by Lessee shall be credited against any payment thereafter becoming due to Lessor hereunder with the same effect as if such payment were actually made directly to Lessor.

14. CONFIDENTIALITY

During the term of this Agreement, all information or data obtained by Lessor from Lessee arising from Lessee's activities under this Agreement relating to the exploration, development or mining of the Mining Property and the terms of this Agreement shall be kept confidential by Lessor and not disclosed to any third person without Lessee's prior written consent; provided further that either party may disclose any such information to the extent required by any governmental, administrative or judicial rule, regulation, law or order or rule or by-law of an applicable stock exchange. The disclosing party shall give the non-disclosing party, when possible, reasonable prior notice of such disclosure.

15. TERMINATION

(a) Lessee may terminate this Agreement at any time, effective upon giving sixty (60) day advance written notice of termination, and by thereafter delivering to Lessor a written instrument of termination in recordable form.

(b) Upon such termination, all rights and obligations of the parties with respect to the Mining Property shall terminate, except that Lessee shall continue to be liable for any obligations or liabilities hereunder accrued and unpaid or unsatisfied on the date this Agreement is terminated, including, without limitation, claim maintenance fee payments or assessment work requirements as provided in Section 11, the Production Royalty provided for in Section 6, and reclamation obligations related to Lessee's Operations in accordance with federal, state and county requirements.

(c) Lessee shall have the right at any time prior to the termination of this Agreement or within six (6) months thereafter, whether such termination is pursuant to this Section 15 or otherwise, to remove any and all stockpiled Products and all structures, buildings, machinery, tools, equipment or other facilities placed by it on the Mining Property. Any such structures, buildings, machinery, tools, equipment and other facilities not removed prior to the expiration of said period of six (6) months shall be deemed abandoned by Lessee and shall become and remain the property of Lessor, if Lessor should so elect at its sole and absolute discretion. Lessee shall, in any event, remain responsible for all environmental and reclamation liability and costs related to any such abandoned property. Any stockpiled Products so removed shall remain subject to payment of the Production Royalty.

(d) Lessee shall have a right of access to the Mining Property after termination, for the purposes of mine closure, reclamation, monitoring, or other activities, as may be required to effect bond release and satisfy any of its regulatory permit obligations.

16. ACCESS TO INFORMATION

(a) Lessor shall make available to Lessee, its employees and agents, as soon as practicable following execution of this Agreement, and at all times during the term of this Agreement, any and all maps and other documents, drilling, exploration, mining and metallurgical test data, development, title, geological and assay data and all other information which it may have or may acquire pertaining to the Mining Property. Lessor also agrees to cooperate with and assist Lessee to inform itself of legal, title and mining problems which may be involved in evaluating the potential of the Mining Property or in otherwise completing the transactions contemplated by this Agreement.

(b) Within sixty (60) days after termination of this Agreement, Lessee shall deliver to Lessor all data, including without limitation samples, drill cores, drill sample chips, assay results, drill hole logs, drill hole and sample location maps, which Lessee has obtained as a result of work on the Mining Property under this Agreement. Lessee shall have no liability for any use of or reliance thereon by Lessor.

17. DEFAULT

(a) In the event either party is in default in the observance or performance of any of the covenants or obligations hereunder, including without limitation the payment of Advance Minimum Royalties, Production Royalties, or completion of annual Work Commitments, the non-defaulting party shall give the defaulting party written notice of default, expressly denominated as a "Notice of Default" and specifying the details of the same.

(b) The defaulting party shall have thirty (30) days from receipt of such notice to remedy any default in payment of Advance Minimum Royalties or Production Royalties, or to make in-lieu-of payments for any shortfall in Work Commitments. If such payment(s) are not tendered within such thirty (30) days, this Agreement may be terminated at the option of the non-defaulting party, by written notice properly given to the defaulting party.

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(c) With respect to any other default, the defaulting party shall have a reasonable time of not more than sixty (60) days within which to remedy such default or, with respect to a default which cannot be cured within the sixty (60) day period, to commence within the sixty (60) days such action as may be necessary to remedy such default and to diligently prosecute such action until the default is cured. Unless the defaulting party shall so comply or commence to comply, this Agreement may be terminated at the option of the non-defaulting party upon written notice.

(d) The non-defaulting party's right to terminate for a default as provided in this Section 17, shall be in addition to all other remedies allowed by law or equity.

18. DISPUTE RESOLUTION

(a) Notwithstanding the provisions of Section 17, any disagreement or dispute arising out of this Agreement, its existence, interpretation, performance or enforcement not resolved by the disputing parties within ninety (90) days from the date on which any party notifies the other party of any such disagreement or dispute shall be decided finally by a court of competent jurisdiction in and for the State of Nevada. Each Party hereby irrevocably and unconditionally attorns to the exclusive jurisdiction of the courts of the State of Nevada and all courts competent to hear appeals therefrom.

(b) In any action initiated pursuant to this Section 18, the prevailing party shall be entitled to costs and fees, including reasonable attorney's fees.

19. FORCE MAJEURE

All obligations of both parties, except payments of Advance Minimum Royalties or Production Royalties, shall be suspended while, but only as long as, a party is prevented from complying with such obligations in whole or in part by strikes, lockouts, acts of God, explosion, flood, epidemics, unavoidable accidents, uncontrollable delays in transportation, inability to obtain necessary materials or services in the open market, inability to obtain permits, licenses, or any necessary governmental or private authorization, unusually severe weather, inadequate facilities for the transportation of materials, adverse geological conditions, any local, state or federal law, regulation or order or any other matters beyond the reasonable control of a party, whether similar to the matters herein specifically enumerated or not and whether foreseeable or unforeseeable; provided, however, that performance shall be resumed within a reasonable time after such cause has been removed; and provided further that neither party shall be required, unwillingly, to adjust any labor disputes or to question the validity or to refrain from judicially testing the validity of any local, state or federal order, regulation or law.

20. TITLE

(a) Lessor agrees that it will furnish to Lessee, on request, all abstracts and other title documents affecting the Mining Property held by or available to Lessor.

(b) Lessee may take all action necessary (including judicial proceedings) to

cure any defect in title to the Mining Property. Lessor agrees to cooperate with Lessee in any such actions taken and to execute all documents and to take such other action as may be reasonably necessary to assist Lessee. It is expressly agreed that should defects in the title to any portion of the Mining Property not be curable to the satisfaction of Lessee (acting reasonably), Lessee may release this Agreement as to such portions of the Mining Property and its rights and obligations hereunder shall immediately cease as to such released portion. Lessee may recover the costs of curing any such defect from any payments under this Agreement that thereafter become due.

(c) If any third party, including the United States, challenges the validity or title to the Mining Property, Lessee may at its option choose to defend such title or validity. If such a challenge to title or validity of the Mining Property arises from Lessor's conduct and Lessee chooses to defend the title or validity of the Mining Property, Lessee may recover from any payments under this Agreement that thereafter become due, all reasonable costs and expenses including attorney's fees incurred by Lessee in defending the validity or title. Lessor agrees promptly to give Lessee notice of any such problems as to which Lessor has knowledge or of which it might become aware during the term of this Agreement.

(d) In the event that the interest of Lessor in any portion of the Mining Property shall be other than the entire and undivided interest therein, any and all payments herein provided for shall be paid by Lessee to or on behalf of Lessor only in the proportion that Lessor's actual interest in such portion of the Mining Property bears to the whole or undivided interest therein. For example, if it is later determined that the Lessor owns less than an undivided 100% interest in the mineral estate, Lessor's interest shall be adjusted accordingly.

(e) If Lessor acquires any right or interest in the Mining Property or within the boundaries of the Mining Property while this Agreement is in effect, (i) Lessor shall promptly notify Lessee, (ii) such right or interest shall automatically become part of the Mining Property for all purposes of this Agreement, and (iii) Lessor shall sign, acknowledge and deliver to Lessee an amendment to this Agreement and to any memorandum of this Agreement so as to include such right or interest as part of the Mining Property.

21. TITLE TRANSFER FOR DEVELOPMENT AND MINING OPERATIONS

Prior to commencement of any development and mining operations by Lessee on the Mining Property, Lessee agrees to take title from Lessor of so much of the Mining Property identified by a mine plan of operations submitted to the appropriate regulatory agency, as is identified to be affected by Lessee's development and mining operations. Such portion(s) of the Mining property so conveyed shall remain subject to this Agreement in all respects, and the Deed conveying such portion(s) of the Mining Property to Lessee shall reference this Agreement as to be in effect in its entirety, and will specifically reserve to Lessor the Advance Minimum Royalty payments set forth in Section 5; the Production Royalty payments set forth in Section 6; Lessee's obligation to perform work on the Mining Property in accordance with Section 8; Lessee's obligation to maintain the mining claims in good standing in accordance with Section 11; and Lessor's elective right of reversion pursuant to this Section 21. Lessor shall at all times have an elective right of reversion with regard to the conveyed portion(s) of the Mining Property. In the

event Lessor elects to take re-conveyance, any such re-conveyed portion(s) of the Mining Property shall remain subject to this Agreement in all respects unless and until this Agreement is otherwise terminated pursuant to Section 15 hereof. In the event Lessor elects to take re-conveyance of any of the conveyed Mining Property, Lessee shall nevertheless retain all liability and responsibility for environmental conditions and reclamation requirements created by Lessee's Operations. If this Agreement is terminated pursuant to Section 15 hereof and Lessor elects not to take re-conveyance of any of the conveyed Mining Property, (a) Lessee shall file a Notice of Abandonment of the conveyed Mining Property with the Nevada State Office of the Bureau of Land Management and in the official records of Lander County, Nevada, and (b) Lessee shall not reacquire any mineral interest within the abandoned conveyed Mining Property for a period of two (2) years after the termination of this Agreement.

22. ASSIGNMENT OF INTEREST

(a) Lessor or Lessee may assign or transfer its respective interest in the Mining Property or this Agreement subject to the provisions of this Section 22. Any assignment or transfer of interest by Lessee shall require the advance written approval and consent of Lessor. Lessor shall give Lessee written notice of any assignment or transfer of interest made by Lessor. Any such assignment or transfer shall be subject to and be subordinate to the rights and interests granted herein to the other party, and any assignee shall agree in writing to be bound by all terms and conditions of this Agreement. Any such assignment or transfer shall not affect or limit any obligation of the assigning party that arose prior to the date of assignment or transfer. The provisions of this Section 22(a) shall be incorporated in and made a part of each such instrument of assignment or transfer.

(b) No change of Lessor's ownership of the Mining Property as permitted under this Agreement shall be binding upon Lessee, regardless of whether Lessee has actual or constructive knowledge of the change of Lessor's ownership, until thirty (30) days after Lessee has received from Lessor a certified copy of the recorded instrument or instruments satisfactory, in the opinion of Lessee, to evidence the change of Lessor's ownership and to establish the right, title, or interest of the claiming party and the extent thereof. Regardless of any change in Lessor's ownership, all payments that Lessee may make under this Agreement shall be made in accordance with the terms of this Agreement. No change of Lessor's ownership shall entitle any person to receive payments in any manner different from those provided herein or shall require Lessee to separately sample, assay, or mill ore derived from any portion of the Mining Property.

(c) In the event Lessor makes an assignment or transfer of the Mining Property or their interest in this Agreement and payments under this Agreement become payable to two or more parties, those parties shall appoint, and shall deliver to Lessee a document executed by all of those parties that designates the name and address of a single agent to whom Lessee shall make all payments. Until Lessee receives such designation, Lessee may withhold all payments, without interest. Payments withheld, if any, shall be deposited with the single agent within twenty (20) days after Lessee's receipt of the designation. Lessee shall have no responsibility as to the division of payments among said parties. If Lessee makes a payment or payments in accordance with the provisions of this Section 22, it shall be conclusively deemed that such payment or payments have been received by Lessor. All charges of the agent or trustee shall be borne by the parties receiving payments.

23. NOTICES AND PAYMENTS

(a) Notices shall be in writing and all notices and payments shall be delivered either (i) personally, (ii) by United States mail, postage prepaid, registered or certified, or (iii) by reputable commercial courier service for next day delivery, or (iv) by facsimile transmission, and addressed or transmitted as follows:

If to Lessor:

CENTERRA (U.S.) INC.
5450 Riggins Court, Suite 6
Reno, Nevada 89502
Attn: Exploration Manager
Fax: (775) 829-0457

If to Lessee:

SAGEBRUSH GOLD LTD.
1640 TERRACE WAY
WALNUT CREEK, CA 94597

and

ARTTOR GOLD LLC
1640 TERRACE WAY
WALNUT CREEK, CA 94597

If mailed or deposited with a commercial courier, as specified above, notices and payments shall be effective upon being mailed or deposited, respectively. If delivered personally, notices and payments shall be effective upon receipt. If sent by facsimile transmission, notices shall be effective immediately if provided during business hours, with a confirmation sent by registered or certified mail, return receipt requested.

Notices and payments so sent or delivered to Lessor pursuant to this Section 23(a) shall be as effective as if given or made to each of the persons named as Lessor, and Lessee shall not be required to make further delivery or distribution otherwise.

(b) The parties may change the place to which notice or payment is to be delivered by giving written notice to the other party.

24. MISCELLANEOUS

(a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

(b) The parties agree that this Agreement shall not be filed or recorded in the

county in which the Mining Property is located or in any other county unless Lessee or Lessor determines that recording of the entire instrument is necessary to protect its interest. Simultaneously with the execution of this Agreement, Lessor and Lessee will execute a memorandum of this Agreement which will be of the minimum detail necessary to invoke the protection of the recording statutes of the State of Nevada and such memorandum shall be recorded.

(c) As to any provision in this Agreement, Lessor and Lessee do not intend that there shall be any violation of the Rule against Perpetuities or any rule relating to restraints upon alienation. If any such violation should inadvertently occur, it is the intent and desire of the parties hereto that the appropriate court shall reform such provision in such a way as to approximate most closely the intent of the parties hereto within the limits permissible under such Rule or related rule.

(d) This Agreement may be executed in counterparts.

(e) All DOLLAR amounts are in US currency.

(f) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada.

(g) This Agreement sets forth the entire understanding between the parties and may be modified or amended only in writing by an instrument signed by the party to be charged with such modification or amendment.

(h) If any term or condition herein contained shall be in conflict with or inconsistent with applicable law, the same shall be deemed to be severable herefrom and shall not invalidate the remaining terms and conditions herein contained. This Agreement with any such terms and conditions severed shall continue in full force and effect.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the date first above written.

LESSOR:
CENTERRA (U.S.) INC.

By: ______________________
Gaylord Cleveland
Regional Exploration Manager, Western US

By: ______________________
Ian Atkinson
Vice President, Exploration

LESSEE:

SAGEBRUSH GOLD LTD.

By: ______________________
PRESIDENT

ARTTOR GOLD LLC

By: ______________________
PRESIDENT

EXHIBIT A
Attached to and made a part of that
MINING LEASE dated August 22, 2011

MINING PROPERTY

The following described twenty-four (24) unpatented lode mining claims located in Sections 22 and 26, Township 28 North, Range 42 East, MDM, Lander County, Nevada:

Claim Name	Location Date	BLM Serial No. NMC-	Lander County		
			Book	Page	Doc. No.
RRC 10	12/06/96	766162	438	407	201872
RRC 12	12/06/96	766164	438	409	201874
RRC 14	12/06/96	766166	438	411	201876
RRC 16	12/06/96	766168	438	413	201878
RRC 18	12/06/96	766170	438	415	201880
RRC 35	12/06/96	766187	438	432	201897
RRC 37	12/06/96	766189	438	434	201899
RRC 39	12/06/96	766191	438	436	201901
RRC 41	12/06/96	766193	438	438	201903
RRC 43	12/06/96	766195	438	440	201905
RRC 73	02/20/97	769725	440	801	202644
RRC 74	02/20/97	769726	440	802	202645
RRC 75	02/20/97	769727	440	803	202646
RRC 76	02/20/97	769728	440	804	202647
RRC 77	02/20/97	769729	440	805	202648
RRC 78	02/20/97	769730	440	806	202649
RRC 79	02/20/97	769731	440	807	202650
RRC 80	02/20/97	769732	440	808	202651
RRC 97	02/21/97	769749	440	825	202668
RRC 98	02/21/97	769750	440	826	202669
RRC 99	02/21/97	769751	440	827	202670
RRC 100	02/21/97	769752	440	828	202671
RRC 101	02/21/97	769753	440	829	202672
RRC 102	02/21/97	769754	440	830	202673

EXHIBIT B

Attached to and made a part of that
MINING LEASE dated August 22, 2011

PRODUCTION ROYALTY

NET SMELTER RETURNS DEFINITION, COMPUTATION AND PAYMENT PROCEDURE

1. Definitions. Words and terms defined in the Agreement to which this Exhibit B is attached and not otherwise defined in this Exhibit B shall have the same meaning for purposes of this Exhibit B. In addition, the following definitions apply:

(a) "Applicable Percentage" means the percentage of Net Smelter Returns payable as Production Royalty under Section 6 of the Agreement (subject to recoupment of AMR paid under Section 5 of the Agreement and to the buy down provisions of Section 7 of the Agreement), after taking into account the lesser interest provisions of the Agreement, if applicable.

(b) "Affiliate" means a person or entity controlled by, controlling or under common control with Lessee.

(c) "Deemed Sale" of Products shall mean any of the following:

(i) Any sale to an Affiliate;

(ii) Any case in which Lessee does not sell the Products to a smelter, refiner or other processor and instead retains ownership of the Products after they have been smelted, refined or otherwise processed into a salable product for a period of more than thirty days; or

(iii) Any transaction where the Products are the subject of forward sales, futures trading, commodities options trading or other price protection or speculative arrangements.

Sale or assignment of the Agreement or rights therein or the granting of overriding or other royalties or payments based on production of Products shall not constitute a Deemed Sale of Products giving rise to Net Smelter Returns or the duty to pay royalty thereon.

(d) "Net Smelter Returns" ("NSR") as used in the Agreement shall mean the net proceeds received by Lessee from the sale or other disposition of Products from the Mining Property after deductions from the Sales Price for all of the following (unless already allowed for in the Sales Price):

(i) Smelting and refining costs, treatment charges and penalties including, but

without being limited to, metal losses, penalties for impurities and charges or deductions for refining;

(ii) Assaying and sampling charges imposed by the smelter or refinery (adjusted for any credits for silver and other metals allowed by the smelter or refinery) or otherwise incurred by Lessee for the purposes of selling Products;

(iii) Cost of transporting (including, without limitation, security and insurance costs) mineral product from the mine site to a smelter, refiner or other place of treatment;

(iv) The amount of royalties, taxes (other than taxes measured by income), excise, duties and charges levied by a government or a governmental authority and payable by Lessee as a result of the production and/or sale by it of those Products.

If any of the foregoing matters for which deductions are allowed are performed by Lessee or an Affiliate, then charges, costs and penalties for such services shall not exceed rates charged by independent third parties unrelated to Lessee offering comparable services for comparable products on prevailing terms.

(e) "Royalty Credits" means and includes all amounts of AMR previously paid to Lessor by Lessee as required by Section 5 of the Agreement but not yet recovered from Production Royalty as authorized by Section 6 of the Agreement.

(f) "Sale Date" shall mean (a) for a sale in an arm's length transaction to a third party or Deemed Sale under subparagraphs (i) or (iii) of paragraph (c) above, the date, after the Products have been smelted, refined or otherwise treated or processed, that Lessee receives or is credited with sales proceeds by the purchaser, or (b) in the case where Lessee retains possession and ownership of the Products pursuant to subparagraph (c)(ii) above, the date on which the Products are made available to Lessee by the smelter, refiner or other processor.

(g) The "Sales Price" of Products from the Mining Property is defined as follows:

(i) In the case of any current sale of Products to a third party that is not a Deemed Sale, Sales Price means the net amount actually received by Lessee from any refinery, smelter or other purchaser for such Products.

(ii) In the case of any Deemed Sale, the Sales Price shall be calculated by multiplying the number of units of the refined metal or other mineral product sold or processed to a salable product during any month by the average of the afternoon gold price fixings for current sales on the London Bullion Market Associates for refined gold, or the daily spot prices as quoted by London Metals Exchange for one unit of any other refined metal or mineral product during the same month, multiplied by the number

of units of such Products sold or that are the subject of a Deemed Sale during that month. If, for any reason, published prices for any Products produced from the Mining Property are not available from the sources set forth above, the parties shall select such other published commodity exchange, producer, trade publication or other listing as will fairly reflect the spot price at which sales of such commodities are being effected at the time the price is to be fixed pursuant to this paragraph.

The effect of any Lessee forward sales, futures trading or commodities options trading, or any other price hedging, price protection or speculative arrangements involving the possible delivery of any Products from the Mining Property shall be excluded.

2. Computation of Royalty. If and each time that Products mined from the Mining Property are sold or the subject of a Deemed Sale by Lessee, Lessee shall calculate the Net Smelter Returns ("NSR") realized by Lessee in connection with the sale or Deemed Sale. The NSR so calculated shall then be multiplied by the Applicable Percentage, to determine the Production Royalty for the Products in question. Then any applicable Royalty Credits shall be subtracted from the Production Royalty and Lessee shall pay Lessor the resulting amount subject to Lessor's elective right to receive its Production Royalty in kind as provided by Section 6 below.

3. Treatment and Sale. Lessee shall have the right (but not the obligation) to concentrate, mill, smelt, refine, upgrade or otherwise process or beneficiate Products mined from the Mining Property, at locations on or off the Mining Property. Lessee shall not be liable for any values lost in processing under sound processing practices and procedures, and no Production Royalty shall be payable to Lessor with respect thereto. Also no Production Royalty shall be payable to Lessor for or with respect to reasonable quantities of Products which are not sold by Lessee but are used by Lessee for assaying, treatment amenability, metallurgical or other analytical processes or procedures.

4. Commingling. Lessee shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products mined from the Mining Property with any ores, metals, Products, or mineral products mined from other lands, provided that Lessee shall determine the weight or volume of, sample and analyze all such ores, metals, Products and mineral products before the same are so mixed or commingled. Any such determination of weight or volume, sampling and analysis shall be made in accordance with sound and generally accepted sampling and analytic practices and procedures. The weight or volume and the analysis so derived shall be used as the basis of allocation of Production Royalty payable to Lessor hereunder in the event of a sale by Lessee of materials so mixed or commingled.

5. Statements and Payments. Each Production Royalty payment due to Lessor hereunder (after subtraction of any applicable Royalty Credits) shall be made within thirty days after the end of the calendar quarter during which the Sale Date occurs. Each such payment shall be accompanied by an itemized statement setting out information required to calculate the

amount of the payment. Each Production Royalty payment due to Lessor shall be made in accordance with Section 23 of the Lease, provided however, Lessor may elect to receive its Production Royalty in kind as provided by Section 6 below.

6. Right To Take Production Royalty In Kind. Lessor may elect to receive its Production Royalty in kind for any or all refined metals which may comprise a portion or all of the Products for any calendar year, by notifying Lessee of its election on or before December 1 in the preceding calendar year. An election by Lessor to receive the Production Royalty in kind shall be irrevocable for the calendar year for which it is made. Failure of Lessor to notify Lessee by December 1 of its election to take the Production Royalty in kind, shall be deemed a waiver by Lessor of all rights to take the Production Royalty in kind during the following calendar year. The quantity of refined metal or refined metals to be delivered to Lessor as Production Royalty shall be determined as follows:

(a) The amount of the Production Royalty payable in cash shall be determined as provided in Section 2 above. For each refined metal on which a Production Royalty payment is due pursuant to this Agreement, the Quarterly Average Price shall be determined as herein provided. The Quarterly Average Price for gold shall mean the average London Bullion Market Association P.M. Gold Fix, which shall be calculated by dividing the sum of all such prices reported for the calendar quarter by the number of days for which such prices were reported. The Quarterly Average Price for refined metal other than gold shall be established by dividing the sum of all such prices quoted for the calendar quarter by London Metals Exchange, or another generally accepted publication, by the number of days for which such prices were reported.

(b) If gold is the only refined metal produced for Lessee from ores mined from the Mining Property, the amount of refined metal to be paid as Production Royalty shall be determined by dividing the cash amount of the Production Royalty by the Quarterly Average Price for gold. If another metal is the only refined metal produced for Lessee from ores mined from the Mining Property, the amount of refined metal to be paid as Production Royalty shall be determined by dividing the cash amount of the Production Royalty by Quarterly Average Price for that metal.

(c) If more than one refined metal is produced from ores mined from the Mining Property for Lessee, the amount of each such refined metal to be paid in kind shall be established by use of the ratio of sales proceeds received by Lessee from the sale, or Deemed Sale, of each such refined metal during the calendar quarter and the quarterly average price for each such refined metal.

(d) Lessee shall instruct the refiner to credit to the account of Lessor the quantity of refined metal or refined metals determined as above provided.

7. Audit. Lessor shall have a period of ninety days after the receipt by Lessor of each statement provided for in Paragraph 5 of this Exhibit B to give Lessee notice of any objection by

Lessor thereto. If Lessor fails to object to a particular statement within ninety days after the receipt by Lessor thereof then, subject only to the provisions of Paragraph 7 of this Exhibit B, the accuracy of such statement and the amount of any payment transmitted therewith shall be conclusive with respect to Lessor. If Lessor objects to the accuracy of a particular statement or the amount of the payment transmitted thereby within ninety days after the statement is received by Lessor, a certified public accountant mutually acceptable to the parties and retained by Lessor may promptly audit Lessee's relevant books and records at an office selected by Lessee and during Lessee's normal business hours. Any such audit shall be made at the sole expense of Lessor if the audit determines that the payment in question was accurate to within three percent (3%). Any such audit shall be made at the sole expense of Lessee if the audit determines that the payment in question was inaccurate by more than three percent (3%). In any case, the payment in question shall be adjusted to reflect the results of the audit.

8. Adjustments. Any charges, costs or expenses or any adjustments thereto which are actually made and given to Lessee by a purchaser, shipper, processor or other creditor that were not taken into account in a statement to Lessor which accompanied a preceding Production Royalty payment shall be taken into account in determining the amount of the next Production Royalty payment, but no such charges or adjustments shall otherwise affect the conclusiveness of preceding statements or payments.